UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TerraForm Power, Inc.

(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.13%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.13%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(9) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the shares of Class A common stock, $0.01 par value per share (the “Class A Shares”), of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with principal executive offices at 7750 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person”)

(i)	Orion US Holdings 1 L.P., a Delaware limited partnership (“Orion US LP”), with respect to the Class A Shares of the Issuer directly owned by it;

(ii)	Orion US GP LLC, a Delaware limited liability company (“Orion US GP”), with respect to the Class A Shares of the Issuer owned by Orion US LP;

(iii)	Brookfield Infrastructure Fund III GP LLC, a Delaware limited liability company (“BIF”), which serves as the indirect general partner of Orion US GP and Orion US LP;

(iv)	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAMPIC Canada”), which serves as the investment adviser to BIF;

(v)	Brookfield Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“Brookfield Credit Opportunities LP”), with respect to the Class A Shares of the Issuer directly owned by it;

(vi)	Brookfield Credit Opportunities Fund GP, LLC, a Delaware limited liability company (“Brookfield Credit Opportunities GP”), with respect to the Class A Shares of the Issuer owned by Brookfield Credit Opportunities LP;

(vii)	Brookfield Asset Management Private Institutional Capital Adviser (Credit) LLC, a Delaware limited liability company (“BAMPIC Credit”), which serves as the investment adviser to Brookfield Credit Opportunities LP;

(viii)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, Canada, which is the ultimate parent of BIF, BAMPIC Canada, Brookfield Credit Opportunities GP, and BAMPIC Credit and may be deemed to have voting and dispositive power over the Class A Shares held by the Reporting Persons; and

(ix)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 549,957 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

Schedules I, II, III, IV, V and VI hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Orion US GP, BIF, Brookfield Credit Opportunities GP, BAMPIC Credit, Brookfield and Partners, respectively.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)  The principal business of Orion US LP is investing in securities.  The principal business of Orion US GP is to serve as the direct general partner of Orion US LP.  The principal business of BIF is to invest in infrastructure assets and it serves as the indirect general partner of Orion US GP and Orion US LP.  The principal business of BAMPIC Canada is to serve as investment advisor for a variety of private investment vehicles, including BIF.  The principal business of Brookfield Credit Opportunities LP is investing in securities.  The principal business of Brookfield Credit Opportunities GP is to serve as the direct general partner of Brookfield Credit Opportunities LP.  The principal business of BAMPIC Credit is to serve as investment advisor for a variety of private investment vehicles, including Brookfield Credit Opportunities LP.  The principal business of Brookfield is to invest in and operate businesses in the real estate, power generation, infrastructure and private equity sectors.  The principal business of Partners is that of a holding company.  The principal business address of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(d)–(f)  During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 10,450,000 Class A Shares reported to be owned by Orion US LP were acquired in the open market for an aggregate consideration of $93,219,263 (including brokerage commission).  All such purchases of Class A Shares, as well as the costs associated with the Swap Agreements (as defined in Item 6 below), were funded from available liquidity, which includes a revolving syndicated credit facility to which affiliated entities of Orion US LP are parties.  As capital is called from committed limited partner investors, such investment capital will be used to repay the revolving credit facility.  The revolving credit facility has a stated maturity date of June 21, 2019, a total aggregate principal amount of $1,200,000,000 and an effective interest rate tied to certain benchmark interest rates plus a margin of up to 1.5%.

The 625,000 Class A Shares reported to be owned by Brookfield Credit Opportunities LP were acquired in the open market for an aggregate consideration of $5,234,437 (including brokerage commission).  All such purchases of Class A Shares, as well as the costs associated with the Swap Agreements (as defined in Item 6 below), were funded by investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons believe that the Issuer’s equity represents an attractive investment opportunity and have acquired Class A Shares of the Issuer and entered into the Swap Agreements (as defined in Item 6 below) giving the Reporting Persons economic exposure to the Class A Shares of the Issuer.  The aggregate economic exposure of the Reporting Persons to the Issuer, which consists of 11,075,000 Class A Shares beneficially owned by the Reporting Persons and economic exposure under the Swap Agreements described in Item 6 of 11,578,080 notional Class A Shares of the Issuer, is approximately 24.82% of the Issuer’s currently outstanding Class A Shares.  Certain of the Reporting Persons are also making efforts to acquire the shares of the Issuer beneficially owned by SunEdison, Inc. (“SUNE”) as further described below, based on such Reporting Persons’ belief that, in addition to being an attractive investment opportunity, the Issuer will require operating and financial sponsorship, which the Reporting Persons or their affiliates are capable of providing.

Certain of the Reporting Persons have contacted representatives of the Issuer and SUNE in the past regarding a potential acquisition of SUNE’s shares in the Issuer and made private proposals to SUNE for the acquisition of such shares.  No specific proposal by the Reporting Persons is currently pending.  The Reporting Persons will continuously review their investment with respect to the Issuer and, depending on various factors, including the price of the Class A Shares; terms and conditions applicable to any potential transaction; the Issuer’s financial condition, business, operations and prospects; the status of the SUNE bankruptcy proceedings; the liquidity and diversification objectives of the Reporting Persons; and such other factors that the Reporting Persons deem relevant at any time or from time to time, may increase their economic exposure to the Issuer; acquire other Class A Shares of the Issuer or other securities of the Issuer, including securities convertible or exchangeable for the Class A Shares of the Issuer (including but not limited to Class B Shares of the Issuer) from time to time on the open market, in privately negotiated transactions, directly from the Issuer or SUNE or by other means (including, without limitation, extraordinary corporate transactions such as a merger or tender offer) and may make public or private proposals relating to the acquisition of all or a portion of the outstanding equity of the Issuer that the Reporting Persons do not beneficially own, subject in all cases to required regulatory approvals, if any, and compliance with applicable laws.

Although the Reporting Persons have no specific plan or proposal to dispose of the Class A Shares, the Reporting Persons also may, at any time and from time to time, subject to compliance with regulatory requirements and applicable securities laws, terminate in whole or in part, their positions under the Swap Agreements and/or dispose of or distribute some or all of their Class A Shares or such other securities they own or may subsequently acquire, depending on various factors, including the price of the Class A Shares; terms and conditions applicable to any potential transaction; liquidity and diversification objectives of the Reporting Persons; the matters set forth in the preceding sentence; and such other factors that the Reporting Persons deem relevant at any time or from time to time.

The Reporting Persons may, to the extent they deem advisable in the circumstances, participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Class A Shares owned by the Reporting Persons.

The Reporting Persons may engage in, or continue to engage in, as the case may be, communications with one or more security holders of the Issuer and/or SUNE; one or more officers of the Issuer and/or SUNE; one or more members of the Board of Directors of the Issuer and/or SUNE; one or more representatives of the Issuer and/or SUNE, including advisors and representatives of SUNE and its security holders engaged in SUNE’s bankruptcy-related proceedings; including but not limited to in relation to the status of any potential sale of SUNE’s interest in the Issuer; the Reporting Persons acting as a stalking horse bidder in a court-supervised sale of SUNE’s shares of the Issuer; the Issuer’s financial condition, business, operations and prospects; and the composition of the Board of Directors of the Issuer.

The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the termination, in whole or in part, of their positions under the Swap Agreements; the acquisition by persons of additional Class A Shares or the disposition of Class A Shares held by the Reporting Persons or other persons; the acquisition of other securities of the Issuer by the Reporting Persons or other persons; an extraordinary corporate transaction involving the Issuer; and/or changes in the Board of Directors or management of the Issuer.

Except to the extent that the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)–(b)  The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 11,075,000 shares, constituting approximately 12.13% of the Issuer’s currently outstanding Class A Shares.  The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SUNE, the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”). The aggregate economic exposure of the Reporting Persons to the Issuer, which consists of 11,075,000 Class A Shares beneficially owned by the Reporting Persons and economic exposure under the Swap Agreements described in Item 6 of 11,578,080 notional Class A Shares of the Issuer, is approximately 24.82% of the Issuer’s currently outstanding Class A Shares.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of the Act, such “group” shall be deemed to beneficially own 11,075,000 Class A Shares, which represents approximately 12.13% of the Issuer’s outstanding Class A Shares.

(i) Orion US LP

(a)	As of June 30, 2016, Orion US LP may be deemed the beneficial owner of 10,450,000 Class A Shares of the Issuer, constituting a percentage of approximately 11.45%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 10,450,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,450,000 Class A Shares of the Issuer

(ii) Orion US GP

(a)	As of June 30, 2016, Orion US GP may be deemed the beneficial owner of 10,450,000 Class A Shares of the Issuer, constituting a percentage of approximately 11.45%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 10,450,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,450,000 Class A Shares of the Issuer

(iii) BIF

(a)	As of June 30, 2016, BIF may be deemed the beneficial owner of 10,450,000 Class A Shares of the Issuer, constituting a percentage of approximately 11.45%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 10,450,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,450,000 Class A Shares of the Issuer

(iv) BAMPIC Canada

(a)	As of June 30, 2016, BAMPIC Canada may be deemed the beneficial owner of 10,450,000 Class A Shares of the Issuer, constituting a percentage of approximately 11.45%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 10,450,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,450,000 Class A Shares of the Issuer

(v) Brookfield Credit Opportunities LP

(a)	As of June 30, 2016, Brookfield Credit Opportunities LP may be deemed the beneficial owner of 625,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.68%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 625,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 625,000 Class A Shares of the Issuer

(vi) Brookfield Credit Opportunities GP

(a)	As of June 30, 2016, Brookfield Credit Opportunities GP may be deemed the beneficial owner of 625,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.68%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 625,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 625,000 Class A Shares of the Issuer

(vii) BAMPIC Credit

(a)	As of June 30, 2016, BAMPIC Credit may be deemed the beneficial owner of 625,000 Class A Shares of the Issuer, constituting a percentage of approximately 0.68%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 625,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 625,000 Class A Shares of the Issuer

(viii) Brookfield

(a)	As of June 30, 2016, Brookfield may be deemed the beneficial owner of 11,075,000 Class A Shares of the Issuer, constituting a percentage of approximately 12.13%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 11,075,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 11,075,000 Class A Shares of the Issuer

(ix) Partners

(a)	As of June 30, 2016, Partners may be deemed the beneficial owner of 11,075,000 Class A Shares of the Issuer, constituting a percentage of approximately 12.13%
(b)	Sole voting power to vote or direct vote: 0
Shared voting power to vote or direct vote: 11,075,000 Class A Shares of the Issuer
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 11,075,000 Class A Shares of the Issuer

(c)  Schedule VII filed herewith, which is incorporated herein by reference, describes all of the transactions in Class A Shares of the Issuer that were effected in the past 60 days by the Reporting Persons.

(d)  Several investment funds advised by BAMPIC Canada have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Orion US LP, and several other investment funds advised by BAMPIC Credit have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Brookfield Credit Opportunities LP.  No such investment fund has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled swap contracts or similar derivative transactions with one or more counterparties that are based upon the value of the securities of the Issuer, which transactions may be significant in amount.  These contracts will not give the Reporting Persons direct or indirect voting power or dispositive control over any securities of the Issuer and will not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

The Reporting Persons have entered into three cash-settled total return swap agreements (the “Swap Agreements”) that constitute an aggregate economic exposure of 11,578,080 notional Class A Shares of the Issuer, or approximately 12.68% of the outstanding Class A Shares, but do not provide the Reporting Persons with any voting or dispositive power over any shares held by the counterparty and do not require the counterparty thereto to acquire, hold, vote or dispose of any shares of the Issuer.

Schedule VII filed herewith, which is incorporated herein by reference, describes the position of the relevant Reporting Persons under the three Swap Agreements, under which the relevant Reporting Persons have entered into multiple individual swap transactions.  Schedule VII describes the aggregate economic exposure, average unit cost and earliest and latest expiration dates under each Swap Agreement.  The Reporting Persons disclaim any beneficial ownership of any Class A Shares of the Issuer that may be referenced in such swaps or any other securities that may be held from time to time by the counterparty to such swaps.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1                          Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 29, 2016

ORION US HOLDINGS 1 L.P. by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

By:	/s/ James Rickert
Name: James Rickert
Title: Vice President
Brookfield Private Funds Holdings Inc., as general partner

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P. by its general partner, BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: President and Treasurer

BROOKFIELD ASSET MANAGEMENT, INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Manager and Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Darren Soice, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	Canada

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Mark Srulowitz, Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Hadley Peer-Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Senior Vice President of Brookfield	Canada

SCHEDULE II

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Manager and Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Justin Beber, Manager and Managing Partner	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Mark Srulowitz, Manager and Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Darren Soice, Manager and Senior Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	Canada

Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

SCHEDULE III

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice Chairman and Senior Managing Partner of Brookfield	U.S.A.

Anthony Bavaro, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Andrew Schmidt, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

SCHEDULE IV

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President and Treasurer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice Chairman and Senior Managing Partner of Brookfield	U.S.A.

David Levenson, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	Canada

Robert Paine, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Portfolio Manager of Brookfield	U.S.A.

Ronald Fisher-Dayn, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Anthony Bavaro, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Mark Srulowitz, Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

SCHEDULE V

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	21 Burkebrook Place, Apt. 712 Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE VI

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

J. Bruce Flatt, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Fund Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Fund Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

Derek E. Gorgi, Assistant Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

SCHEDULE VII

TRADING IN SHARES

The Reporting Persons effected the following transactions during the past 60 days in the Class A Shares of the Issuer:

Party	Trade Date	Buy / Sell	Number of Shares	Trade Price
Orion US LP	May 5, 2016	Buy	100,000	$ 9.8304
Orion US LP	May 5, 2016	Buy	100,000	$ 9.8825
Orion US LP	May 6, 2016	Buy	50,000	$ 9.9873
Orion US LP	May 11, 2016	Buy	100,000	$ 9.2291
Orion US LP	May 12, 2016	Buy	50,000	$ 8.8328
Orion US LP	May 12, 2016	Buy	50,000	$ 8.6458
Orion US LP	May 13, 2016	Buy	50,000	$ 8.8148
Orion US LP	June 16, 2016	Buy	100,000	$ 7.3794
Orion US LP	June 20, 2016	Buy	50,000	$ 8.5550
Orion US LP	June 20, 2016	Buy	200,000	$ 8.6904
Orion US LP	June 20, 2016	Buy	200,000	$ 8.8214
Orion US LP	June 20, 2016	Buy	200,000	$ 8.8179
Orion US LP	June 20, 2016	Buy	200,000	$ 8.9702
Orion US LP	June 21, 2016	Buy	200,000	$ 8.7126
Orion US LP	June 21, 2016	Buy	200,000	$ 8.8992
Orion US LP	June 21, 2016	Buy	250,000	$ 8.8627
Orion US LP	June 21, 2016	Buy	200,000	$ 8.9304
Orion US LP	June 22, 2016	Buy	100,000	$ 8.9790
Orion US LP	June 22, 2016	Buy	100,000	$ 8.8608
Orion US LP	June 22, 2016	Buy	400,000	$ 8.7906
Orion US LP	June 23, 2016	Buy	100,000	$ 8.7144
Orion US LP	June 23, 2016	Buy	300,000	$ 8.9451
Orion US LP	June 23, 2016	Buy	239,484	$ 9.0959
Orion US LP	June 24, 2016	Buy	100,000	$ 8.8949
Orion US LP	June 24, 2016	Buy	200,000	$ 8.9062
Orion US LP	June 24, 2016	Buy	200,000	$ 8.8953
Orion US LP	June 24, 2016	Buy	500,000	$ 8.8891
Orion US LP	June 24, 2016	Buy	25,000	$ 8.9000
Orion US LP	June 24, 2016	Buy	300,000	$ 8.8198
Orion US LP	June 24, 2016	Buy	175,000	$ 8.6848
Orion US LP	June 27, 2016	Buy	172,519	$ 8.3287
Orion US LP	June 27, 2016	Buy	1,500,000	$ 8.2235
Orion US LP	June 28, 2016	Buy	175,000	$ 8.8126
Orion US LP	June 28, 2016	Buy	150,000	$ 8.7818
Orion US LP	June 28, 2016	Buy	75,000	$ 8.7533
Orion US LP	June 28, 2016	Buy	46,979	$ 8.7657

CURRENT POSITIONS UNDER THE SWAP AGREEMENTS

The Reporting Persons have the following positions under each of the three Swap Agreements:

Reporting Person Party	Number Underlying Class A Shares	Unit Cost (Weighted Average)	Expiration Date
Orion US LP	9,036,740	$ 10.19	4/17/2017
Orion US LP	2,366,340	$ 9.27	5/17/2017 – 5/22/2017
Brookfield Credit Opportunities LP	175,000	$ 9.10	5/17/2017 – 6/7/2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement